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                              December 20, 2022

       Gregory Vickowski
       Chief Financial Officer
       Procaccianti Hotel REIT, Inc.
       1140 Reservoir Avenue
       Cranston, RI 02920-6320

                                                        Re: Procaccianti Hotel
REIT, Inc.
                                                            Form 10-K for
fiscal year ended December 31, 2021
                                                            Filed March 25,
2022
                                                            Form 8-K filed June
27, 2022
                                                            File Nos. 000-56272

       Dear Gregory Vickowski:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed June 27, 2022

       Item 8.01 Other Events
       Determination of Estimated Per Share NAVs, page 1

   1. We note that estimated per share NAV as of March 31, 2022 for the K-I Shares to be
                                                        $10.29; (ii) the K
Shares to be $10.29; (iii) the K-T Shares to be $10.29; (iv) the A Shares
                                                        to be $13.34; and (v)
the B Shares to be $1.25. We further note from footnote (1) to your
                                                        Estimated Per Share
NAVs table that because proceeds from the sale of A Shares are used to pay organization and
offering expenses of K Shares, K-I Shares and K-T Shares, the value of each of the K
Shares, K-I Shares and K-T Shares is higher than if such shares paid their associated
organization and offering expenses. Please tell us and expand your disclosure to explain
in further detail how total NAV is allocated to each class of share in your calculation of
estimated NAV per share for each class. In your explanation, please include discussion of
how proceeds from the sale of A shares that are used to pay
 Gregory Vickowski
Procaccianti Hotel REIT, Inc.
December 20, 2022
Page 2
      organization and offering expenses of K Shares, K-1 Shares and K-T Shares impacts your calculation of estimated NAV for each class of share. Lastly, explain to us how the company is reimbursed for organization and offering expenses of K Shares, K-1 Shares and K-T Shares sold in the offering.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact William Demarest at (202) 551-3432 or Isaac Esquivel at
(202) 551-
3395 with any questions.



                                                          Sincerely,
FirstName LastNameGregory Vickowski
                                                          Division of
Corporation Finance
Comapany NameProcaccianti Hotel REIT, Inc.
                                                          Office of Real Estate
& Construction
December 20, 2022 Page 2
cc:       Ron Hadar
FirstName LastName